BNP PARIBAS
SECURITIES SERVICES

Date: 31-Aug-07

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 2

<u>NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER</u>

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Prana Biotechnology Limited.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: Prana Biotechnology Limited

ACN/ARSN: 080 699 065

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate

There was a change in the interests of the substantial holder on: 29-Aug-2007
The previous notice was given to the company on: 15-Dec-2006
The previous notice was dated: 13-Dec-2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting power	Person's votes	Voting power
Fully Paid Ordinary	[illegible]	[illegible]	[illegible]	[illegible]

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of shares affected	Person's votes affected
23-Feb-2007 to 1-May-2007	AMP Life Limited	Share acquisition	$[illegible]	Fully Paid Ordinary Shares [illegible]	[illegible]
4-Apr-2007 to 20-Aug-2007	AMP Life Limited	Share disposal	[illegible]	Fully Paid Ordinary Shares [illegible]	[illegible]
19-Feb-2007 to 20-Aug-2007	[illegible] Scheme	Share disposal	[illegible]	Fully Paid Ordinary Shares [illegible]	[illegible]
16-Aug-2007 to 28-Aug-2007	Cogent Nominees Pty Limited	Share disposal	[illegible]	Fully Paid Ordinary Shares [illegible]	[illegible]
19-Feb-07	Cogent Nominees Pty Limited	Share acquisition	[illegible]	Fully Paid Ordinary Shares [illegible]	[illegible]
23-Feb-2007 to 20-Aug-2007	Cogent Nominees Pty Limited	Share disposal	[illegible]	Fully Paid Ordinary Shares [illegible]	[illegible]
4-Apr-07	Government Employees Superannuation Board	Share acquisition	[illegible]	Fully Paid Ordinary Shares [illegible]	[illegible]
16-Aug-2007 to 28-Aug-2007	Government Employees Superannuation Board	Share disposal	[illegible]	Fully Paid Ordinary Shares [illegible]	[illegible]

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes affected
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name. AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary 2,236,089	2,236,089
AMP Capital Investors Limited ("AMP Capital")	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	AMP Capital, in its capacity as the investment manager for the persons or trusts listed beside its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary [illegible]	[illegible]
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited		Fully Paid Ordinary [illegible]	[illegible]
	JP Morgan Nominees Australia Limited	Public Sector Super Scheme		Fully Paid Ordinary [illegible]	[illegible]
	National Nominees Pty Limited	QLD Local Government Superannuation Board of [illegible] - Sustainable Fund		Fully Paid Ordinary [illegible]	[illegible]
				Total	[illegible]

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	Nature of association
No Changes	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Government Employees Superannuation Board	PO Box [illegible], Perth WA 6842
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
QLD Local Government Superannuation Board	C/- GPO Box 264, Brisbane QLD 4001

This notice of change of interests of substantial holder (ASIC Form 604) comprises 1 pages in total.